UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2010

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Private Banking Joint Venture in Japan dated 1st July 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: July 01, 2010

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: July 01, 2010

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

1 July 2010
Barclays PLC

Barclays Announces Private Banking Joint Venture In Japan

Barclays Bank PLC ("Barclays") announces the signing of a Joint Venture Agreement ("JV") with Sumitomo Mit
s
ui Banking Corporation ("SMBC") and Nikko Cordial Securities Inc. ("Nikko"), a wholly-owned subsidiary of SMBC, to provide wealth management
services
to high net worth individuals in Japan.

The JV has been set up as 'SMBC Barclays Wealth Division' operating within Nikko, and leverages Nikko's operational platform as well as related service support.

The JV is co-headed by Mr. Yukihide Sakai (seconded by Barclays)
,
Mr. Hisatsugu Yoshida (seconded by SMBC)
and Mr. Kiyokazu Watanabe (from Nikko).  The three JV Heads will be jointly responsible for the development and marketing of the private banking services of the JV, and the growth strategy of the business.

The JV is staffed by professionals from Barclays, SMBC and Nikko across a wide range of roles in sales, marketing, investment services and product development, as well as infrastructure and operational support.  Initially, the JV will concentrate on the provision of private banking services for high net worth individuals in Osaka, Tokyo and Yokohama, with gradual expansion to other areas.

This is a new business venture. No consideration is being paid and no assets are being transferred. Barclays is providing seconded employees and operational support.

Mr. Didier von Daeniken, Chief Executive of Barclays Wealth, Asia Pacific, said: "In SMBC, we are delighted to have a partner with the local distribution network which gives the JV unparalleled access to the Japanese high net worth client base.  Coupled with the intellectual capital and investment expertise of Barclays Wealth and the platform excellence of Nikko, I am confident that the JV will be able to provide comprehensive advice and a broad range of investment solutions tailored to the complex needs of SMBC's high net worth clients."

- Ends -

For enquiries, please contact:

Barclays
Investor Relations                                                                              Media Relations
Stephen Jones                                                                                      Alastair Smith
+44 (0) 20 7116 5752                                                                         +44 (0) 20 7116 6132

SMBC
Public Relations
Kyosuke Hattori
+81(3) 5512 2676

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate banking, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 144,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website
www.barclays.com

About Barclays Wealth

Barclays Wealth is a leading global wealth manager, and the UK's largest, with total client assets of £151.2bn, as at 31 December 2009. With offices in over 20 countries, Barclays Wealth focuses on private and intermediary clients worldwide, providing international and private banking, investment management, fiduciary services and brokerage.

For further information about Barclays Wealth, please visit our website
www.barclayswealth.com
.  Twitter page:
www.twitter.com/barclayswealth

About SMBC

SMBC was established in April 2001 through the merger of two leading banks: The Sakura Bank, Limited, and The Sumitomo Bank, Limited. Sumitomo Mitsui Financial Group, Inc.,
(hereinafter called "SMFG")
was established in December 2002 through a stock transfer as a bank holding company, and SMBC became a wholly owned subsidiary of SMFG. In March 2003, SMBC merged with the Wakashio Bank, Ltd. SMBC's competitive advantages include a strong customer base, the quick implementation of strategies, and an extensive line
-
up of financial products and services that leverage the expertise of strategic Group companies in specialized areas. SMBC, as a core member of SMFG, works together with other members of the Group to offer customers highly sophisticated, comprehensive financial services.

For further information about SMBC and SMFG, please visit SMBC's website
http://www.smbc.co.jp/global/index.html
http://www.smfg.co.jp/english
/

About Nikko Cordial Securities Inc.

Since it was founded in July 1918, Nikko Cordial Securities Inc. has been serving its clients for over 90 years.   In October 2009, Nikko Cordial Securities Inc. was acquired by Sumitomo Mitsui Banking Corporation and became a member of Sumitomo Mitsui Financial Group.  Nikko Cordial Securities Inc. is committed to providing high quality products and services as one of the leading integrated securities companies in Japan.

For more details on Nikko Cordial Securities Inc., please visit Nikko's website at
http://www.nikko.co.jp/SEC/e_home.html

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.